UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29641/April 20, 2011

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In the Matter of                        :
                                        :
MORGAN STANLEY FX SERIES FUNDS          :
c/o Morgan Stanley Investment           :
   Advisors, Inc.                       :
522 Fifth Ave.                          :
New York, NY 10036                      :
                                        :
(811-22020)                             :
                                        :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Morgan Stanley FX Series Funds filed an application on March 4, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On March 25, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29618).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.


                                    Cathy H. Ahn
                                    Deputy Secretary